UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Telecom Argentina S.A.

Item

1.     Call to an Ordinary General Shareholders’ Meeting for June 04, 2020 and the proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda

Buenos Aires, May 7, 2020

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting summoned for June 4, 2020

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for June 4, 2020.

We hereby attach:

a)             The call to an Ordinary General Shareholders’ Meeting.

b)             The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Fernando J. Balmaceda

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL FOR AN ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary General Shareholders’ Meeting to be held on June 4, 2020, at 11 a.m. on the first call, and at 12 p.m. on the second call, at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)                Appointment of two shareholders to sign the Minutes of the Meeting.

2)                Designation of a Director and an Alternate Director to serve from the date of this Meeting and until the end of Fiscal Year 2020.

3)                Consideration of the performance of the resigning Director and Alternate Director.

THE BOARD OF DIRECTORS

Note 1:  To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is May 29, 2020, at 5 p.m.

Note 2: Within the regulatory term and at the place and time stated in Note 1, hard copies of the documents related to the Shareholders’ Meeting may be obtained, likewise such documents will be available at Telecom Argentina’s Website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders´Meeting and at the time of attending the Shareholders´Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders´Meeting in order to file their proxies and sign the Attendance Book.

Note 6: In the case that the prohibition, limitation or restriction on the free circulation of people in general is maintained, as a consequence of the state of sanitary emergency pursuant to the Necessity and Urgency Decree No. 297/2020 and subsequent regulations introduced by the National Executive Power, and as long as it is not possible to hold the Shareholders’ Meeting in person: (i) The Shareholders’ Meeting will be held remotely, complying with the precautions provided by the General Resolution No. 830/2020 of the Comisión Nacional de Valores, by using the Cisco Webex system, which allows the simultaneous transmission of sound, images and words throughout the entire Shareholders’ Meeting; (ii) The link and the instructions to access the system, together with the indications about the Shareholders’ Meeting, will be sent to the shareholders who communicate their attendance to the Shareholders’ Meeting, to the email address indicated in their attendance confirmation, in accordance with item (iii) as follows; (iii) Shareholders must communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar until May 29, 2020, at 5:00 p.m. The holders of Class B and Class C Shares must attach to their communication the respective book-entry shareholding certificates issued for this purpose by Caja de Valores S.A.; (iv) Shareholders must provide the following information regarding the holder of the shares: name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting; (v) The Shareholders taking part at the Shareholders’ Meeting through attorneys-in-fact must send to the Company five (5) business days before the Shareholders’ Meeting the corresponding power-of-attorney , which shall be duly authenticated; (vi) At the time of voting, each shareholder will be required to vote on each item, and each vote will be cast through the Cisco Webex system which enables the simultaneous transmission of sound, images and words; (vii) As a prior item on the Agenda of the Shareholders’ Meeting, the holding of the meeting remotely will be subject to consideration, with the majority required for an amendment to the bylaws.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The Board of Directors refrains from making a proposal with respect to this item. The shareholders that propose the appointments of a Director and Alternate Director are reminded of the need to inform the Shareholders’ Meeting if the nominees qualify as “independent” or “non-independent” Directors in accordance with the CNV Rules.

Proposal for the Third Item on the Agenda:

No proposal is submitted regarding this item, leaving to the consideration of the Shareholders’ Meeting the performance of the resigning Director and Alternate Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 7, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations